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                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934
      For the Fiscal Year Ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the Transition Period from _______ to _________

COMMISSION FILE NUMBER: 1-14659
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A.    Full Title of Plan: Thrift Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Wilmington Trust Corporation
                      Rodney Square North
                      1100 North Market Street
                      Wilmington, DE  19890

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1.    The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation's stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2004, the names and addresses of those funds are the following:

                      Fidelity Advisor Equity Growth (T) Separate Account Fidelity Advisor Diversified International Multi-Mgr I Principal Large Cap Stock Index Separate Account Vanguard Windsor II Fund
                      American Century Small Company Investment Fund Principal Financial Group
                      710 9th Street
                      Des Moines, IA 50309

                      The Wilmington Large Cap Growth Portfolio
                      The Wilmington Large Cap Value Portfolio
                      The Wilmington Large Cap Core Portfolio
                      The Wilmington Small Cap Core Portfolio
                      The Wilmington International Multi-Manager Portfolio The Wilmington Broad Market Bond Portfolio
                      The Wilmington Large Cap Strategic Allocation Fund The Wilmington Mid Cap Strategic Allocation Fund
                      The Wilmington Small Cap Strategic Allocation Fund The Wilmington Real Estate Portfolio
                      The Stable Value Fund
                      The Wilmington Trust Corporation Stock Fund
                      Rodney Square North
                      1100 North Market Street
                      Wilmington, DE 19890

2. The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974, will be filed as an amendment to this Form 11-K by June 29, 2005, 180 days after the end of the plan's fiscal year.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K as of March 18, 2005.

                                      /s/ David R. Gibson        (SEAL)
                                      ---------------------------
                                      David R. Gibson, Chairman

                                      /s/ Michael A. DiGregorio  (SEAL)
                                      ---------------------------
                                      Michael A. DiGregorio

                                      /s/ William J. Farrell II  (SEAL)
                                      ---------------------------
                                      William J. Farrell II

                                      /s/ I. Gail Howard         (SEAL)
                                      ---------------------------
                                      I. Gail Howard

                                      /s/ Gerald F. Sopp         (SEAL)
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                                      Gerald F. Sopp